Exhibit 4.2
DESCRIPTION OF ALLSTATE LIFE INSURANCE COMPANY’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
References herein to “we,” “us,” “our” and “Allstate” are references to Allstate Life Insurance Company, and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.
DESCRIPTION OF CAPITAL STOCK
The following summary of the terms of our capital stock is based upon our Articles of Amendment to the Articles of Incorporation and our Amended and Restated Bylaws and the Illinois Insurance Code. The summary is not complete, and is qualified by reference to our Articles of Amendment to the Articles of Incorporation and our Amended and Restated Bylaws, which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein.
Our Articles of Amendment to the Articles of Incorporation authorizes us to issue up to 23,800 shares of common stock, par value of $227.00 per share, and 3,000,000 shares of non-voting preferred stock, par value of $100.00 per share. All 23,800 shares of common stock are issued and outstanding and owned by Allstate Insurance Company. No shares of preferred stock are outstanding.
Common Stock
The common stockholder may receive dividends as and when declared by the board of directors. Dividends may be paid in cash, stock or property. Dividends may be declared only out of earned, as distinguished from contributed, surplus. All outstanding shares of common stock are fully paid and non-assessable. The common stockholder is notified of any stockholder's meeting in accordance with applicable law. If Allstate liquidates, dissolves, or winds-up its business, common stockholders will share equally in the assets remaining after creditors (including state guaranty funds and associations and insurance policyholders) and preferred stockholders are paid.